NOTICE

Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102

1.

Names of parties to the transaction:

Alianza Minerals Ltd. (formerly Tarsis Resources Ltd., “Alianza”) and Alianza Holdings Ltd. (formerly Estrella Gold Corporation, “Estrella”).

2.

Description of the transaction:

On April 29, 2015, Alianza acquired all of the issued and outstanding common shares of Estrella by way of a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Under the terms of the Arrangement, (i) each Estrella shareholder received one Alianza common share for each Estrella common share, on a pre-consolidation basis and (ii) each holder of options to purchase common shares of Estrella received replacement options to purchase common shares of Taris on substantially the same terms with appropriate adjustments to reflect the exchange ratio. Estrella is now a wholly-owned subsidiary of Alianza.

In connection with Arrangement and immediately upon completion thereof, the Company effected a consolidation of its issued share capital on a ten old shares for one new share basis and changed its name from “Tarsis Resources Ltd.” to “Alianza Minerals Ltd.”

3.

Effective date of the transaction:

April 29, 2015

4.

Names of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity:

Estrella has applied to cease to be a reporting issuer in British Columbia and Alberta. The common shares of Alianza began trading on the TSX Venture Exchange on April 30, 2015 under the new name of “Alianza Minerals Ltd.” under the trading symbol “ANZ”.

5.

Date of the reporting issuer’s first financial year-end after the transaction if Section 4.9(a) or 4.9(b)(ii) of National Instrument 51-102 applies:

N/A

6.

The periods, including the comparative periods, if any, of the interim financial reports and the annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction if Section 4.9(a) or 4.9(b)(ii) of National Instrument 51-102 applies:

N/A

7.

The documents that were filed under National Instrument 51-102 that described the transaction and where those documents can be found in electronic format if Section 4.9(a) or 4.9(b)(ii) of National Instrument 51-102 applies::

The following documents which describe the transactions contemplated herein were filed and are available on SEDAR at www.sedar.com: (1) the management information circular and related proxy materials of Estrella dated March 11, 2015; (2) the Arrangement Agreement between Alianza and Estrella dated February 6, 2015, as amended on March 12, 2015; (3) press releases dated February 11, 2015, March 11, 2015 and April 29, 2015; and (4) material change report dated February 11, 2015.

Dated: May 1, 2015.